UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 19, 2019

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	19 March 2019

Release Number	07/19

BHP Board appointments

BHP Chairman, Ken MacKenzie, today announced the appointment of Ian Cockerill and Susan Kilsby to the BHP Board as independent Non-executive Directors, effective 1 April 2019.

Mr Cockerill has extensive mining experience, including in chief executive, operational, strategic and technical roles. He was formerly the Chief Executive Officer of Anglo Coal and Gold Fields Limited, and a senior executive with AngloGold Ashanti and Anglo American Group. Mr Cockerill has considerable public company board experience, including as a Non-executive Director of Orica Limited, Ivanhoe Mines Ltd and Endeavour Mining Corporation, and as Chairman of the board of Blackrock World Mining Trust plc.

Ms Kilsby has extensive experience in finance and strategy, having held several roles in global investment banking. From 1996 to 2014, she held senior executive roles at Credit Suisse, including as a Senior Advisor, and Chairman of EMEA Mergers and Acquisitions. Ms Kilsby brings to the BHP Board her non-executive experience across multiple industries. Until recently, Ms Kilsby was the Chairman of Shire plc. She is currently the Senior Independent Director at BBA Aviation plc, and a Non-executive Director of Diageo plc and Fortune Brands Home & Security Inc.

Mr MacKenzie said the appointment of Ms Kilsby and Mr Cockerill was the outcome of a structured and rigorous approach to board succession planning, including extensive global searches. “Succession planning for the BHP Board is continuous and takes into account the balance of attributes, skills, experience, diversity and tenure necessary for the Board to govern BHP effectively, manage risks and oversee the execution of BHP’s strategy.

“Susan will bring to the BHP Board her extensive global executive and non-executive experience across a range of industries, particularly in the areas of long-term strategy, capital allocation and corporate governance. Ian has in-depth experience in the mining industry, including in relation to complex projects and significant capital investments over long cycles. He also brings his experience acquired through his public board roles.

We are delighted that Ian and Susan are joining the BHP Board.”

After these changes are effective, the Board will comprise 11 Directors - 10 Non-executive Directors and one Executive Director.

Ian Cockerill

Ian Cockerill, 64, served as Chief Executive Officer of Anglo American Coal (2008 to 2009), Managing Director and Chief Operating Officer (1999 to 2002) and President and Chief Executive Officer (2002 to 2008) of Gold Fields Limited. He was formerly an executive with AngloGold Ashanti and Anglo American Group.

Mr Cockerill was a Non-executive Director of Endeavour Mining Corporation from 2013 to 2019, and of Hummingbird Resources Plc from 2009 to 2014.

Mr Cockerill is currently the Chairman-elect of Polymetal International plc. He is also the Chairman of Blackrock World Mining Trust plc, a Non-executive Director of Orica Limited and a Non-executive Director of Ivanhoe Mines Limited. Mr Cockerill will step down from his roles with Blackrock World Mining Trust plc and Orica Limited during the course of CY2019, and he will not stand for re-election to the board of Ivanhoe Mines Limited at its annual general meeting this year.

Mr Cockerill has a Bachelor of Science (Geology) from the University of London, a Master of Science (Mining and Mineral Engineering) from the Royal School of Mines and completed the Advanced Management Program at Oxford University.

Susan Kilsby

From 1996 to 2014, Susan Kilsby, 60, held various positions at Credit Suisse, including as a Senior Advisor, and Chairman of EMEA Mergers and Acquisitions. She began her career at First Boston Corporation and later worked at Bankers Trust and Barclays de Zoete Wedd.

Ms Kilsby was a Non-executive Director of Shire plc from 2011, becoming Chairman in 2014 and holding that position until 2019. She was a Non-executive Director of L’Occitane International (2010 to 2012), Coca Cola HBC (2013 to 2015), Keurig Green Mountain (2013 to 2016) and Goldman Sachs International (2016 to 2018).

Ms Kilsby is currently a Non-executive Director and Senior Independent Director of BBA Aviation plc, and a Non-executive Director at Diageo plc and Fortune Brands Home & Security Inc. She will not be standing for re-election to the board of BBA Aviation plc at their annual general meeting this year. Susan is standing for election to the boards of Unilever N.V and Unilever plc and, if elected by shareholders, her appointment would be effective from 1 August 2019.

Susan Kilsby has a Bachelor of Economics from Wellesley College, Massachusetts and an MBA from Yale School of Management.

Further information on BHP can be found at bhp.com

Media Relations

Email: media.relations@bhp.com

Australia and Asia

Gabrielle Notley

Tel: +61 3 9609 3830 Mobile: +61 4 1107 1715

United Kingdom and South Africa

Neil Burrows

Tel: +44 20 7802 7484 Mobile: +44 7786 661 683

North America

Judy Dane

Tel: +1 713 961 8283 Mobile: +1 713 299 5342

Investor Relations

Email: investor.relations@bhp.com

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

United Kingdom and South Africa

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Americas

James Wear

Tel: +1 713 993 3737 Mobile: +1 347 882 3011

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group Plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: March 19, 2019	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary